SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

913915104

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 913915104	13D/A	Page 1 of 8

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,850,636
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,850,636

11.	Aggregate amount beneficially owned by each reporting person 6,850,636
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.7%
14.	Type of reporting person (see instructions) IA

CUSIP No. 913915104	13D/A	Page 2 of 8

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,679,352
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,679,352

11.	Aggregate amount beneficially owned by each reporting person 5,679,352
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 913915104	13D/A	Page 3 of 8

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,679,352
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,679,352

11.	Aggregate amount beneficially owned by each reporting person 5,679,352
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 913915104	13D/A	Page 4 of 8

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,850,636
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,850,636

11.	Aggregate amount beneficially owned by each reporting person 6,850,636
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 913915104	13D/A	Page 5 of 8

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,850,636
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,850,636

11.	Aggregate amount beneficially owned by each reporting person 6,850,636
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 913915104	13D/A	Page 6 of 8

Explanatory Note: This Amendment No. 8 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2016, relating to shares of common stock, $0.0001 par value per share (the “Common Shares”), of Universal Technical Institute, Inc. (the “Issuer”), a corporation organized under the laws of Delaware, and as amended by Amendment No. 1 to the Initial 13D filed with the SEC on June 28, 2016, by Amendment No. 2 to the Initial 13D filed with the SEC on December 19, 2019, by Amendment No. 3 to the Initial 13D filed with the SEC on September 16, 2020, by Amendment No. 4 to the Initial 13D filed with the SEC on December 29, 2022, by Amendment No. 5 to the Initial 13D filed with the SEC on June 26, 2023, by Amendment No. 6 to the Initial 13D filed with the SEC on December 19, 2023 and by Amendment No. 7 to the Initial 13D filed with the SEC on February 16, 2024, amends and supplements the items set forth herein.

As used in this statement, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC (“CCM”);

•	Coliseum Capital, LLC (“CC”);

•	Coliseum Capital Partners, L.P. (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”),

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) –	(b)

The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon a total of 53,811,817 Common Shares outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 7, 2024.

(c)

The Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) effected the following transactions in the Common Shares on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the last 13D filing, whichever is less:

Name	Nature of Transaction		Date	Number of Shares of Common Stock	Price Per Share
CCP	Block Trade	(Sale)	12/02/2024	2,058,951	$25.10
Separate Account	Block Trade	(Sale)	12/02/2024	424,628	$25.10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: December 3, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact